Exhibit 99.8

CONSENT

We hereby consent to the reference to our “Valuation of Interest Rate Swap Transaction in Respect of Polish Debentures of Plaza Centers N.V.” as of December 31, 2012 and 2011, appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Financial Immunities Ltd.
Financial Immunities Ltd.

Rehovot, Israel
March 20, 2013